Mail Stop 3561

August 1, 2008

Kevin A. Green
President and Chief Executive Officer
Celebrate Express, Inc.
11232 — 120th Avenue, NE
Kirkland, WA 98033

> **Re:** **Celebrate Express, Inc.**
> **Preliminary Proxy Statement Relating to a Merger or Acquisition on Schedule 14A**
> **Filed July 11, 2008**
> **File No. 000-50973**

Dear Mr. Green:

We have limited our review of the above-referenced filing to those issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 12

Background of the Merger, page 12

1. Please revise to more clearly identify each person in attendance at each meeting. For instance, where you state that "the company," "members of company management," "Liberty representatives," or another group performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

2. At the beginning of the "Background of the Merger" section, please include a brief discussion of the relationship between Liberty Media Corporation and Celebrate Express, Inc. prior to the start of merger discussions.

3. At the top of page 14, please elaborate on your discussion of Cowen's solicitation of third-party interests during March and April 2008. In so doing, please describe whom or what types of parties were solicited and how those parties were selected.

4. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from a third party and materially related to this offer constitutes a separate report that must be described in detail in your proxy statement. Please confirm your understanding in this regard. See Item 1015 of Regulation M-A.

5. We note your disclosure on page 14 that, following discussions of the bids received from Liberty, Party D and Party C between May 5, 2008 and May 22, 2008, "the board of directors determined that Liberty's proposal represented a greater value, and a greater degree of deal certainty, for [your] shareholders and directed Cowen to notify Liberty that its offer was acceptable, subject to the negotiation of a mutually satisfactory definitive agreement." Please discuss in greater detail the reasons for the board's determination, either here or on page 17 under "Reasons for the Merger." The same comment applies to your disclosure on page 16, regarding the $4.00 per share bid received from Party C on June 13, 2008, that "[a]fter considering a number of factors associated with Party C's proposal (including uncertainties as to the proposal's value to [your] shareholders in light of the volatility and lack of liquidity of Party C's stock and the lack of specificity associated with the debt portion of Party C's proposal), the company concluded that Liberty's proposal offered both higher value and greater deal certainty." The reasons you discuss must be explained in enough detail for stockholders to understand them, without using conclusory statements or listing generalized areas of consideration.

Determination of the Board of Directors; Reasons for Approval of the Merger; Recommendations, page 16

6. We note in your discussion on page 17 of the material factors that led the board to approve the merger, including "[your] board's belief that the merger is more favorable to [your] shareholders than other alternatives available to [you], including the alternative of continuing as an independent public company." Please discuss in greater detail the strategic alternatives that the board considered to the reverse cash-out merger. You must discuss the benefits and risks associated

with any alternative transaction that you considered, and indicate why any alternative was deemed inferior to the instant transaction. Your revised disclosure must include mention of all alternatives considered.

Opinion of the Financial Advisor to the Board of Directors of Celebrate Express, page 19

7. You state that the summary of the Cowen opinion is qualified in its entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

8. On page 23, please disclose Cowen's transaction fee and fee for rendering its fairness opinion. We note your narrative description of the amounts to be paid; please also include a quantitative description.

9. Please include Cowen's consent to include its fairness opinion as an annex to the proxy statement.

The Merger Agreement, page 31

Representations and Warranties, page 33

10. We note your statement on page 33 that "[t]he disclosure schedules referred to above contain information (including information that has been included in Celebrate Express' prior public disclosures, as well as potential additional non-public information) that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement" and that investors "should not rely on the representations and warranties as characterizations of the actual state of facts." Please delete this disclaimer or clarify that investors should consider the representations and warranties together with other information you have filed with the SEC. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Appendix A: Agreement and Plan of Merger

11. Please provide us with a list briefly identifying the contents of the Disclosure Schedule you have omitted, including any related supplements.

*   *   *

Kevin A. Green
Celebrate Express, Inc.
August 1, 2008
Page 4

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Wilson
        Heller Ehrman LLP
        Facsimile No. (206) 447-0849